UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Zhihu Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000125 per share

(Title of Class of Securities)

98955N108**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares, par value US$0.000125 per share (“Class A Ordinary Shares”). CUSIP number 98955N108 has been assigned to the American Depositary Shares (“ADSs”) of Zhihu Inc. (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “ZH.” Each two ADSs represent one Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955N108	SCHEDULE 13G	Page 2 of 7

1.	Names of Reporting Persons Kuaishou Technology
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,975,733 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,975,733 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,975,733 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98955N108	SCHEDULE 13G	Page 3 of 7

1.	Names of Reporting Persons Cosmic Blue Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,975,733 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,975,733 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,975,733 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98955N108	SCHEDULE 13G	Page 4 of 7

Item 1(a).	Name of Issuer:

Zhihu Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

Item 2(a).	Name of Person Filing:

Kuaishou Technology

Cosmic Blue Investments Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Principal business office for Kuaishou Technology:

Building 1, No. 6, Shangdi West Road, Haidian District, Beijing, the PRC

Registered office for Cosmic Blue Investments Limited:

Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Kuaishou Technology — Cayman Islands

Cosmic Blue Investments Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.000125 per share. Each two ADSs represent one Class A Ordinary Share.

CUSIP No. 98955N108	SCHEDULE 13G	Page 5 of 7

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98955N108 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.”

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 98955N108	SCHEDULE 13G	Page 6 of 7

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based on 261,525,092 Class A Ordinary Shares of the Issuer outstanding immediately after the completion of its initial public offering, as disclosed in its Form 424(b)(4) prospectus filed on March 26, 2021 with the U.S. Securities and Exchange Commission.

As of December 31, 2021, Kuaishou Technology may be deemed to have beneficial ownership over 19,975,733 Class A Ordinary Shares represented by ADSs held of record by Cosmic Blue Investments Limited, which is a wholly-owned subsidiary of Kuaishou Technology.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 98955N108	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2022

KUAISHOU TECHNOLOGY

By:	/s/ Cheng Yixiao
Name:	Cheng Yixiao
Title:	Director

COSMIC BLUE INVESTMENTS LIMITED

By:	/s/ Cheng Yixiao
Name:	Cheng Yixiao
Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value US$0.000125 per share, of Zhihu Inc., a Cayman Islands exempted company with limited liability, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 28, 2022.

KUAISHOU TECHNOLOGY

By:	/s/ Cheng Yixiao
Name:	Cheng Yixiao
Title:	Director

COSMIC BLUE INVESTMENTS LIMITED

By:	/s/ Cheng Yixiao
Name:	Cheng Yixiao
Title:	Director

[Signature Page to 13G Joint Filing Agreement]